Filed Pursuant to Rule 433

Registration Statement No. 333-232920

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

€1,000,000,000 0.125% Senior Notes due 2022 (“2022 Euro Notes”)

€625,000,000 0.625% Senior Notes due 2025 (“2025 Euro Notes”)

€625,000,000 1.000% Senior Notes due 2028 (“2028 Euro Notes”)

£300,000,000 2.250% Senior Notes due 2029 (“2029 Sterling Notes”)

(“Senior Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated November 21, 2019, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated July 31, 2019 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

2022 Euro Notes

2025 Euro Notes

2028 Euro Notes

2029 Sterling Notes

Issuer	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB / BBB (stable/stable/stable)

Principal Amount	2022 Euro Notes: €1,000,000,000 2025 Euro Notes: €625,000,000 2028 Euro Notes: €625,000,000 2029 Sterling Notes: £300,000,000

Coupon	2022 Euro Notes: 0.125% 2025 Euro Notes: 0.625% 2028 Euro Notes: 1.000% 2029 Sterling Notes: 2.250%

Trade Date	November 21, 2019

Settlement Date	T+7; December 3, 2019

Maturity Date	2022 Euro Notes: December 3, 2022 2025 Euro Notes: December 3, 2025 2028 Euro Notes: December 3, 2028 2029 Sterling Notes: December 3, 2029

Price to Public	2022 Euro Notes: 99.633% of principal amount 2025 Euro Notes: 99.906% of principal amount 2028 Euro Notes: 99.377% of principal amount 2029 Sterling Notes: 99.415% of principal amount

Re-offer Yield (annual):	2022 Euro Notes: 0.248% 2025 Euro Notes: 0.641% 2028 Euro Notes: 1.073% 2029 Sterling Notes: 2.303%

Spread to Bund/Gilt	2022 Euro Notes: +89.2 basis points 2025 Euro Notes: +118.5 basis points 2028 Euro Notes: +147.4 basis points 2029 Sterling Notes: +155 basis points

Benchmark Bund/Gilt	2022 Euro Notes: OBL 0.000% due October 2022 #176 2025 Euro Notes: DBR 1.000% due August 2025 2028 Euro Notes: DBR 0.250% due August 2028 2029 Sterling Notes: UKT 0.875% due October 2029

Benchmark Bund/Gilt Price and Yield	2022 Euro Notes: 101.870%; -0.644% 2025 Euro Notes: 108.995%; -0.544% 2028 Euro Notes: 105.790%; -0.401% 2029 Sterling Notes: 101.167%; 0.753%

Pricing Benchmark	2022 Euro Notes: Interpolated EUR mid-swap 2025 Euro Notes: Interpolated EUR mid-swap 2028 Euro Notes: Interpolated EUR mid-swap 2029 Sterling Notes: UKT 0.875% due October 2029

Reference EUR Mid-swap Rate	2022 Euro Notes: -0.302% 2025 Euro Notes: -0.159% 2028 Euro Notes: 0.023%

Re-offer Spread to EUR Mid-swap Rate	2022 Euro Notes: +55 basis points 2025 Euro Notes: +80 basis points 2028 Euro Notes: +105 basis points

Interest Payment Dates

2022 Euro Notes: December 3 of each year, commencing December 3, 2020

2025 Euro Notes: December 3 of each year, commencing December 3, 2020

2028 Euro Notes: December 3 of each year, commencing December 3, 2020

2029 Sterling Notes: December 3 of each year, commencing December 3, 2020

Underwriting Discount	2022 Euro Notes: 0.325% 2025 Euro Notes: 0.475% 2028 Euro Notes: 0.550% 2029 Sterling Notes: 0.575%

Denominations

2022 Euro Notes: €100,000 and integral multiples of €1,000 in excess thereof

2025 Euro Notes: €100,000 and integral multiples of €1,000 in excess thereof

2028 Euro Notes: €100,000 and integral multiples of €1,000 in excess thereof

2029 Sterling Notes: £100,000 and integral multiples of £1,000 in excess thereof

Optional Redemption

2022 Euro Notes: At any time prior to the Par Call Date at a discount rate of the Comparable Government Bond Rate plus 15 basis points

2025 Euro Notes: At any time prior to the Par Call Date at a discount rate of the Comparable Government Bond Rate plus 20 basis points

2028 Euro Notes: At any time prior to the Par Call Date at a discount rate of the Comparable Government Bond Rate plus 25 basis points

2029 Sterling Notes: At any time prior to the Par Call Date at a discount rate of the Comparable Government Bond Rate plus 25 basis points

Notwithstanding the foregoing, if the 2022 Euro Notes are redeemed on or after November 3, 2022 (the date that is one month prior to their maturity date), the 2025 Euro Notes are redeemed on or after October 3, 2025 (the date that is two months prior to their maturity date), the 2028 Euro Notes are redeemed on or after September 3, 2028 (the date that is three months prior to their maturity date) or the 2029 Sterling Notes are redeemed on or after September 3, 2029 (the date that is three months prior to their maturity date), the 2022 Euro Notes, the 2025 Euro Notes, the 2028 Euro Notes and the 2029 Sterling Notes, respectively, will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. November 3, 2022, October 3, 2025, September 3, 2028, and September 3, 2029 are the Par Call Dates in respect of the 2022 Euro Notes, the 2025 Euro Notes, the 2028 Euro Notes and the 2029 Sterling Notes, respectively.

Use of Proceeds	The Issuer intends to use the net proceeds from this offering to provide funds for (i) (A) a cash tender offer (the “Any and All Tender Offer”) for any and all of its outstanding 3.625% Senior Notes due 2020, any and all of its outstanding 2.250% Senior Notes due 2021 and any and all of its outstanding 4.500% Notes due 2022 (collectively, the “Any and All Notes”), upon the terms and subject to the conditions set forth in the related offer to purchase and notice of guaranteed delivery, and (B) a cash tender offer (the “Maximum Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”) for its outstanding 5.000% Senior Notes due 2025, its outstanding 4.750% Senior Notes due 2048 and its outstanding 4.500% Senior Notes due 2046 (together with the Any and All Notes, the “Tender Offer Notes”) and (ii) to the extent less than all of the Any and All Notes are tendered and accepted for purchase in the Any and All Tender Offer and the Issuer elects to redeem the Any and All Notes that remain outstanding following the consummation of the Any and All Tender Offer, the redemption of such Any and All Notes (the “Any and All Notes Redemption”). Any remaining net proceeds would be used for general corporate purposes, which may include the refinancing of upcoming debt maturities or borrowings under the Issuer’s existing commercial paper programs. Pending such uses, the Issuer may invest the net proceeds from this offering temporarily in investment-grade securities, money-market funds, bank deposit accounts or similar short-term investments, or use such net proceeds to repay outstanding borrowings under the Issuer’s existing commercial paper programs or revolving credit facility. This offering is not conditioned upon the successful completion of the Tender Offers or the Any and All Notes Redemption.

CUSIP	2022 Euro Notes: 31620M BK1 2025 Euro Notes: 31620M BL9 2028 Euro Notes: 31620M BM7 2029 Sterling Notes: 31620M BN5

Common Code/ISIN	2022 Euro Notes: 208554743 / XS2085547433 2025 Euro Notes: 208560832 / XS2085608326 2028 Euro Notes: 208565559 / XS2085655590 2029 Sterling Notes: 208565729 / XS2085657299

Listing	The Issuer intends to apply to list each of the 2022 Euro Notes, the 2025 Euro Notes, the 2028 Euro Notes and the 2029 Sterling Notes on the New York Stock Exchange.

Form	Clearstream/Euroclear, Book-Entry

Joint Book-Running Managers

J.P. Morgan Securities plc

Merrill Lynch International

MUFG Securities EMEA plc

Wells Fargo Securities International Limited

Barclays Bank PLC

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

U.S. Bancorp Investments, Inc.

Co-Managers	Crédit Agricole Corporate and Investment Bank HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

None of Moody’s Investors Service, Inc. (“Moody’s”) S&P Global Ratings, acting through Standard & Poor’s Financial Services LLC (“S&P”), or Fitch, Inc. (“Fitch”) is established in the European Union nor registered in accordance with Regulation (EC) No. 1060/2009 on credit rating agencies, as amended (the “CRA Regulation”), and therefore is not included in the list of credit rating agencies published by the European Securities and Markets Authority (“ESMA”) on its website in accordance with the CRA Regulation; however, the ratings assigned by each of Moody’s, S&P and Fitch are endorsed in the European Union by Moody’s Investors Service Ltd., S&P Global Ratings Europe Limited and Fitch Ratings Ltd (FRL), respectively.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as the notes are not available to retail investors in the EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting J.P. Morgan Securities plc collect at +44-207-134-2468, Merrill Lynch International at +1-800-294-1322, MUFG Securities EMEA plc at +44-207-577-2228 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.